China TransInfo Technology Corp.
07 Floor E-Wing Center
No. 113 Zhichunlu, Haidian District
Beijing, China 100086

September 19, 2008

By EDGAR Transmission

Mr. Evan S. Jacobson
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	China TransInfo Technology Corp.
Registration Statement on Form S-3
Filed August 22, 2008
File No: 333-153153

Form 10-Q for the Quarter Ended June 30, 2008
Form 10-Q for the Quarter Ended March 31, 2008
Form 10-KSB for the Fiscal Year Ended December 31, 2007
File No. 000-51792

We hereby submit the responses of China TransInfo Technology Corp. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 16, 2008, providing the Staff’s comments with respect to the above referenced registration statement on Form S-3 (the “S-3”) and periodic reports of the Company.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Form S-3

Undertakings, page II-3

1.	We are unclear why you have not provided the Rule 430B undertaking in Item 512(a)(5)(i) of Regulation S-K, or the Rule 430C undertaking in Item 512(a)(5)(ii) of Regulation S-K. Please advise.

Company Response: Per the Staff’s comments, we have revised the S-3 to include the Rule 430B undertaking in Item 512(a)(5)(i) of Regulation S-K.

Signatures

2.
Your registration statement must be signed by your controller or principal accounting officer. See Instruction 1 to Form S-3. Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. See Instruction 2 to Form S-3.

Company Response: We have revised the S-3 to include the signature of our principal accounting officer.

Form 10-Q for the Quarter Ended June 30 2008

Exhibits 31.1 and 31.2

3.
In paragraph 4(b) of your certifications, you have included the word “consolidated” in reference to your financial statements. The certifications may not be changed in any respect from the language of Item 601(b)(31), even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. Please provide us with a confirmation that you will conform your disclosures in future filings to the exact language of Item 601(b)(31) of Regulation S-K. Please note that this comment also applies to your For 10-Q for the quarter ended March 31, 2008.

Company Response: We hereby confirm that in our future filings, we will ensure that the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K will be presented in our certifications.

Form 10-KSB for the Fiscal Year Ended December 31 2007

Exhibits 31.1 and 31.2

4.
We note that you have omitted the phrase “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and lSd-15(Q)” from paragraph 4 of your certifications. Please explain why you believe it is proper to omit this statement, or file an abbreviated amendment that consists of a cover page, explanatory note, signature page, and paragraphs 1, 2,4, and 5 of the certifications.

Company Response: We have filed an amendment to Form 10-KSB for the Fiscal Year Ended December 31, 2007 with the Commission on September 19, 2008, which includes, among others, revised and currently dated Exhibit 31.1 and 31.2 per the Staff’s comments.

5.
In paragraph 4(b) of your certifications, you have included the word “consolidated” in reference to your financial statements. The certifications may not be changed in any respect from the language of Item 601(b)(31), even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. If you file an amended annual report on Form 10-KSB in response to comment 4, please include the proper language in paragraph 4(b) of the amended filing.

Company Response: In our amended annual report on Form 10-KSB filed with the Commission on September 19, 2008, we presented the exact language of Item 601(b)(31) of Regulation S-K in Exhibit 31.1 and 31.2.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 10-82671299 or Louis A. Bevilacqua, Esq. of Thelen LLP, our outside special securities counsel at (202) 508-4281.

Sincerely, China TransInfo Technology Corp.

By:	/s/ Shudong Xia
Shudong Xia
Chief Executive Officer